UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10633

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

Series m Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Knightscope,” “we,” “us,” or “the Company” refers to Knightscope, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

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Item 1. Business

Overview

Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed revolutionary Autonomous Data Machines (“ADMs”) with real-time on-site data collection and analysis and an interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ADM (“K5”) for outdoor usage, (2) the K3 ADM (“K3”) for indoor usage, and (3) the K1 ADM (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all of its customers, a browser-based interface that allows customers real time data access. The Company works continuously to improve and upgrade the ADMs and KSOC, and their precise specifications may change over time.

The first version of the Company’s flagship K5 was completed in December 2013 and the first version of the K3 was completed in June 2016. The Company began producing the first K1 units during March 2018. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Currently, the Company operates on a Machine-as-a-Service (“MaaS”) business model. Since June 2016, we have recognized recurring monthly revenues averaging between $4,200-$8,400 per ADM per month, which includes the ADM rental as well as setup, configuration, maintenance, service, support, data transfer, KSOC access, charging system and unlimited software, firmware and select hardware upgrades when and if available. We charge additional fees for special decals or other markings on the ADMs as well as cellular costs in certain locations.

Our current primary focus is on the deployment and marketing of our core technologies. We are also working on the development and eventual production of the K7 ADM (“K7”) for multi-terrain outdoor usage, which will be built on a four-wheel architecture and have the capability to operate in more difficult environments. We continue to generate customer orders and our production of machines is currently conducted out of our primary corporate headquarters located in Mountain View, California.

ADMs

The K3 and K5 are designed to roam a geo-fenced area autonomously by utilizing numerous sensors and lasers, either on a random basis or based on a particular patrolling algorithm. They can successfully navigate around people, vehicles and objects in dynamic indoor or outdoor environments. To do this, the ADMs employ a number of autonomous motion and self-driving technologies, including lasers, ultrasonic sensors, inertial measurement unit (“IMU”), and wheel encoders as well as a robust navigation technology stack. Each ADM can generate 1 to 2 terabytes of data per week and over 90 terabytes of data per year, which is accessible for review and analysis via the KSOC. Customers can recall, review, and save the data for analysis, forensic or archival purposes. Each ADM is able to autonomously charge and recharge on a 24-hour basis, 7 days per week without human intervention. Customers may also utilize the patrol scheduler feature on the KSOC to schedule periodic or regular patrols during certain times for alternative patrol routes.

The dimensions of the K5 are as follows:

•	Height: 5 feet
•	Width: 3 feet
•	Weight: 398 pounds

The K5 is designed to be used primarily outdoors in such environments as open air malls, corporate campuses, hospitals, stadiums, retailers, warehouses, logistics facilities, college campuses, airports, train stations and multi-level parking structures. The K5’s advanced anomaly detection features include:

•	360 degree high definition night and day video capture positioned at eye-level;
•	Live streaming and recorded high definition video capabilities;
•	Automatic license plate recognition;
•	Parking space utilization feature, which provides information regarding use and utilization of parking spaces in any given parking structure;

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•	Parking meter feature, which assesses the top 10 vehicles and their “dwell time” in a particular location. If a vehicle is parked for more than 24 hours in the same location, a user can receive an alert or have the data flagged. The parking meter feature can also track the top 10 stationary vehicles in an area and accurate parking meter readout for each such vehicle;
•	People detection, which can alert a user in real-time of people detected on their premises, together with 360-degree recorded high-definition video. A user can use the time-stamp of the recording to search through other data detected to assess and better understand other conditions in the area patrolled by the ADM;
•	Thermal imaging, which allows for triggered alerts based on temperature. For example, assisting with alerts regarding increased risks of fires;
•	Two-way communication feature may be utilized for both public announcements and avoidance of human physical confrontations with dangerous individuals;
•	Signal detection can be utilized as a rogue router detector for sensitive locations such as a data center.

The dimensions of the K3 are as follows:

•	Height: 4 feet
•	Width: 2 feet
•	Weight: 340 pounds

The K3 is tailored for indoor usage, allowing it to autonomously navigate complex dynamic indoor environments such as an indoor mall, office building, manufacturing facility, stadium plaza, warehouse or school. It has the same suite of advanced anomaly detection capabilities, but the parking utilization, parking meter and license plate recognition features are turned off.

The ADMs include several communications features. The units can transfer data over both 4G LTE networks and Wi-Fi. Each one has an available intercom that may be used for two-way communication with security. In addition, one or multiple units may be used as a live broadcast public address system or to deliver pre-recorded messages.

The ADMs run on rechargeable batteries. They are configured to patrol autonomously for approximately two to three hours, following which, without human intervention, the ADMs find and dock to a charging station, recharging for approximately 20 minutes before resuming patrol. The ADMs remain operational during the charging period, providing 24/7 uptime to customers.

The K1 carries all of the relevant features from the K3 and K5 but in a stationary format. It can be used indoors or outdoors and especially at ingress/egress points for both people and vehicles.

The dimensions of the K1 are as follows:

•	Height: 5.75 feet
•	Width: 2.7 feet
•	Weight: 150 pounds

KSOC

The KSOC is our intuitive, browser-based interface that, coupled with ADMs, provides security professionals with “smart mobile eyes and ears.” Once alerted of an abnormal event, such as a person spotted during a specific time in a particular location, authorized users can view the live stream of data in the KSOC from each of the ADMs in the user’s network, accessing it from a security operations center or a remote laptop.

Products in Development

The Company is in the process of developing the K7 multi-terrain ADM. The Company unveiled the concept prototype of the K7 ADM at the ASIS International conference in Las Vegas in September 2017. The K7 is expected to have the same features as the K5, but to employ four wheels for use on more rugged outdoor terrain such as dirt, sand, and gravel. We expect that the K7 could be utilized at airfields, power utilities, borders, solar farms, wind farms or oil or gas fields. While this technology builds on a great deal of our technology stack, we anticipate that its development will require additional time before it can be launched into full-scale production.

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We are also using existing working capital in part to finance the development of these new ADMs, capabilities and features.

Our current strategy is to focus on the United States for the foreseeable future before considering global expansion.

KNOC

The Company has built a custom set of tools that enables it to manage and monitor the network of ADMs operating in the field nationwide, which it refers to as the Knightscope Network Operations Center (“KNOC”). These tools allow our team to monitor the health of the ADMs down to the millisecond, with dozens of alerts related to critical indicators and statistics, including charging, software, navigation and temperatures. We also use the KNOC to execute over-the-air software upgrades, patches and other related items. The KNOC is staffed 24/7 by the Company.

Market and Business Model

Knightscope’s products are designed to supplement the work of security professionals and are suitable for most environments that require security patrol coverage. In the United States there are more than 8,000 private security firms and nearly 18,000 law enforcement agencies – a fragmented marketplace that we believe offers numerous opportunities for disruption.

We have used a large portion of our working capital to scale our production of ADMs to enable us to sell our MaaS offering to more customers in California and nationwide. With the nationwide expansion in mind, we have partnered with one of our strategic investors, Konica Minolta, Inc., to train their technicians, which number over 2,000 across the United States, to service, maintain and support our machines-in-network and assist us with our nationwide scaling efforts.

Knightscope operates on a Machine-as-a-Service business model. We enter into contracts with typical duration of one year that generate annual revenues in amounts approximately between $4,500 and $9,000 per ADM depending on the ADM model and/or selected offering package. We believe that this price range is a better economic proposition for our customers relative to a human guard or a mobile vehicle patrol unit operating 24/7.

In order to obtain capital to finance our operations, in February 2019 we entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under this Financing Arrangement, we collateralized fifty (50) ADMs and have an initial repayment period of two years for a monthly fee of $121,129 per month plus tax and an option to purchase these ADMs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) we can elect to extend the repayment period for additional year at a monthly fee of $66,621 per month plus tax with an final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and or three-year repayment periods is 35% and 31%, respectively.

We market our products at trade shows, including GSX, ISC West, ISC East as well as Company-sponsored private events and on-site private demonstrations. We regularly advertise in the media through various online and offline channels.

Competition

At the moment, we are not aware of any direct competitors in the advanced physical security technology space that have viable commercial products in the field at the same scale as Knightscope with actual paying customers. It is a common misconception among some people outside of the security industry that we compete against closed-circuit television (CCTV) providers. They are not in fact competitive products because cameras do not provide a physical presence, are typically used for forensics after an event, and do not offer a client the plethora of capabilities available in an ADM/KSOC combination. We believe that having these two types of systems working together provides a more holistic approach to reducing crime. While traditional human guards provide a closer comparator or competitor in some cases, we believe that utilizing our “Software+Hardware+Humans” approach is much more effective.

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We are aware of a self-funded start-up, SMP Robotics Services Corp. (“SMP”), which produces an outdoor autonomous security platform that it markets through third-party distributors. We had previously listed Gamma 2 Robotics and SHARP Electronics as potential competitors in this space. However, according to industry sources, we understand that both Gamma 2 Robotics and SHARP Electronics have ceased operations in the security robot space after failed attempts to enter the market and SMP also ceased efforts with its North American distributor. Cobalt Robotics, an early stage company, announced in early 2017 that it had released an autonomous mobile robot designed for indoor security applications on a trial pilot and in March 2018 that it completed its Series A financing.

We compete indirectly with private physical security firms that provide customers with security personnel and other security services. There are more than 8,000 such firms in the United States alone. Our ADMs offer customers a significant cost reduction relative to the cost of human security guards. In addition, ADMs offer significantly more capabilities, such as license plate detection, data gathering, thermal imaging and people detection that are delivered consistently, on a 24-hour, 7 day per week basis, without regular human intervention. In certain cases, our technology complements and improves the operations of traditional security firms.

Manufacturing and Suppliers

Knightscope assembles its ADMs at its Mountain View, California headquarters from components manufactured by more than 20 suppliers. The Company’s top three suppliers, measured by spending, are Minarik Automation & Control (a division of Kaman Corporation), based in Indiana, Velodyne LiDAR and EandM, which are both based in California. The Company is not highly dependent on any one supplier and believes it can easily source components from other suppliers and has done so when necessary. The manufacturing lead-time for two-thirds of the Company’s components is 30 - 60 days or less, with the remainder requiring up to 90 days.

Research and Development

For the years ended December 31, 2018 and 2017, we incurred $3,542,432 and $1,891,867 for research and development expenses, respectively. We expect to continue to incur similar levels of expenditures on research and development. Our research and development efforts focus primarily on the development of robust base technology as well as scaling efforts. In addition, we will continue to enhance our ADMs’ capabilities and to develop a four-wheel version of our ADM technology, the K7, which is intended to operate in a wider range of challenging terrains.

Employees

As of December 31, 2018, we had 52 full-time employees working primarily out of our combined headquarters and production facility in Mountain View, California.

Intellectual Property

The Company holds four patents covering its ADMs (“Autonomous Data Machines and Systems” U.S. Patent Nos. 9,329,597 and 9,910,436), the security data analysis and display features of the KSOC (U.S. Patent No. 9,792,434) and its parking monitor feature (U.S. Patent No. 9,773,413). We have also filed one provisional patent, covering the ADMs’ behavioral autonomous technology. The Company has trademarked its name “Knightscope” in the U.S. The Company relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of business activities or otherwise. From time to time, we may be involved in pending or threatened claims relating to contract disputes, employment, intellectual property and other matters that arise in the normal course of our business, which we do not deem to be material to the business.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2018.

Overview and Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Knightscope K5, K3 and K1 ADMs primarily through funding from both strategic and private investors. The first version of the Company’s flagship K5 was completed in December 2013 and the first version of the K3 was completed in June 2016. The Company began producing the first K1 units during March 2018. Currently, the Company operates on a Machine-as-a-Service business model. Since June 2016, we have recognized recurring monthly revenues around $6,000 per ADM per month, which includes the ADM rental as well as setup, configuration, maintenance, service, support, data transfer, KSOC access, charging station and unlimited software, firmware and select hardware upgrades, when and if available. We charge additional fees for decals or other markings on the ADMs as well as cellular costs in certain locations. Since February 2019, we have been incurring additional monthly costs relating to financing arrangement of our ADMs from Farnam.

Our ADMs are fully autonomous, including autonomous recharging. There is minimal to no downtime during recharging, as the ADMs are still operational while charging – and charging stations are typically located in a prominent location that would be suitable as an observation point or an ingress/egress point.

Our current primary focus is on the deployment and marketing of our core technologies. We are also working on the development and eventual production of the K7 ADM, which will be built on four-wheel architecture and have the capability to operate in more difficult terrain. We continue to generate customer orders on K1, K3 and K5 ADMs and our production is expected to continue out of our primary corporate headquarters.

Components of Results of Operations

Revenue

Our revenues for the years presented, consisted of Machine-as-a-Service subscriptions and other revenues. We provide our subscriptions to our customers pursuant to contractual arrangements that range in duration, with typical duration of one year. We offer our subscriptions based on the functionalities and services selected by a client, and generally our subscription arrangements automatically renew for additional periods at the end of the initial subscription term.

We typically bill our Machine-as-a-Service subscription fees on a monthly basis or annually in advance. We recognize MaaS subscription revenue over the term of the agreement. Amounts billed in excess of revenue recognized for the period are reported as deferred revenue on our balance sheet.

“Other revenues” includes revenues from special decals, training and professional services. Revenue is recognized when products/services have been delivered to the customer.

Cost of Services

For the year 2018, our cost of machine as a services subscriptions revenue primarily consisted of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ADM communications costs, data storage costs, facilities allocations, plus direct compensation and benefits. Since February 2019, we have been incurring additional monthly costs relating to financing arrangement of our ADMs from Farnam.

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Operating Expenses

We classify our operating expenses as research and development, sales and marketing, and general and administrative expenses.

Our research and development efforts are focused on developing new and expanded features for our products and improvements to our backend architecture. Research and development expenses consist primarily of personnel costs for employees and contractors, including share-based compensation expenses, and allocated costs of facilities and information technology and software tools. We expense research and development costs as incurred. We believe that continued investment in our products is important for our future growth, and we expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities including share-based compensation expenses, advertising expenses, public relations, trade shows, travel expenses, marketing and promotional activities, and allocated costs of facilities and information technology. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts and continue to build our brand, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

General and administrative expenses consist primarily of personnel costs, including share-based compensation expenses, for employees engaged in infrastructure and administrative activities to support the day-to-day operations of our business. Other significant components of general and administrative expenses include professional service fees, allocated costs of facilities and information technology, and the costs of legal matters. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenues from period to period, depending on the timing of these expenses.

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Results of Operations

The following tables set forth selected statements of operations data and such data as a percentage of total revenues. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Year ended December 31,
	2018	2017
Revenue	$2,938,634	$1,572,009
Cost of services	6,248,813	4,638,380
Total gross loss	(3,310,179)	(3,066,371)

Operating expenses:
Research & development	3,542,432	1,891,867
Sales & marketing	5,074,469	5,476,806
General & administrative	2,444,114	1,779,307
Total operating expenses	11,061,015	9,147,980

Loss from operations	(14,371,194)	(12,214,351)

Other income (expense):
Interest expense, net	(188,344)	(184,383)
Change in fair value of warrant liabilities	1,170,511	-
Other income, net	-	(2,084)
Total other income (expense)	982,167	(186,467)

Net loss before income tax	(13,389,027)	(12,400,818)
Income tax expense	(800)	(800)
Net loss	$(13,389,827)	$(12,401,618)

Percentages of Revenue	Year ended December 31,
	2018	2017
Revenue	100%	100%
Cost of services	(213)	(295)
Total gross loss	(113)	(195)

Operating expenses:
Research & development	121	120
Sales & marketing	172	349
General & administrative	83	113
Total operating expenses	376	582

Loss from operations	(489)	(777)

Other income (expense):
Interest expense, net	(6)	(12)
Change in fair value of warrant liabilities	39	-
Other income, net	-	-
Total other income (expense)	33	(12)

Net loss before income tax	(456)	(789)
Income tax expense	-	-
Net loss	(456)%	(789)%

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Revenue

Revenue increased by $1.3 million from $1.6 million for the year ended December 31, 2017 to $2.9 million for the year ended December 31, 2018, or by 87%. The increase in revenue was due primarily to an increase in the number of customers the Company had in 2018 when compared to 2017 and an increase in the number of ADMs in network resulting from new customers as well as existing customers increasing the number of ADMs they employed under contract. As of December 31, 2018, we had 23 customers and 52 machines-in-network. This compares to 21 customers and 36 machines-in-network at December 31, 2017.

Cost of Services

Cost of services for the year ended December 31, 2018 was $6.2 million, compared to $4.6 million for the year ended December 31, 2017, an increase of 35%. The increase in cost of services is primarily related to the increase in the number of machines-in-network.

Gross Profit (Loss)

The revenue and cost of services described above resulted in a gross loss for the year ended December 31, 2018 of $3.3 million compared to $3.1 million for the year ended December 31, 2017.

As the business scales and becomes more streamlined, management expects the gross profit loss to decrease. We are focusing our resources on growing the business to be able to generate both a gross profit and overall net income. We are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term.

For example, we continue to refine our pricing strategy for 2019 which is expected to increase and enhance our revenue streams. We are also updating our data architecture strategy to minimize connectivity and data usage through cellular carriers, creating new tools for more efficient use of cellular data during the deployment setup phase, changing the option pricing for cellular connectivity and revisiting contracts with our cellular providers. In addition, our ADM materials sourcing, production, assembly and manufacturing is expected to become more efficient and the costs associated with these processes reduced as we grow and are thus able to negotiate better volume-based pricing terms with suppliers in connection with making these ADMs. We are also focused on controlling general overhead costs, such as expenditures for real estate leases and optimizing team composition and size. We believe that with the building of new internal tools, the Company will be much more efficient in deployment timing and resources and alleviating the need for a dramatic increase in headcount. Additionally, new service cost reduction initiatives have been underway to further reduce our ongoing operating costs. Our overall strategy is to keep our fixed costs as low as possible while achieving our overall growth objectives.

Research and Development

	Year ended December 31,
	2018	2017	$ Change	% Change
Research and development	$3,542,432	$1,891,867	$1,650,565	87%
Percentage of total revenue	121%	120%

Research and development expenses increased by $1.6 million, or 87% for the year ended December 31, 2018 as compared to the respective period of the prior year. The increase is due to the investment in time and resources we made into the ongoing enhancement of the design, functionality, and efficiency of our technology as well as scaling efforts. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in such developments.

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Sales and Marketing

	Year ended December 31,
	2018	2017	$ Change	% Change
Sales and marketing	$5,074,469	$5,476,806	$(402,337)	(7)%
Percentage of total revenue	173%	348%

Sales and marketing expenses decreased by $0.4 million, or 7% for the year ended December 31, 2018 as compared to the respective period of the prior year. The decrease was primarily due to lower marketing expenditures relating to the Regulation D Offering in year the ended December 31, 2018 compared to the Regulation A Offering in the year ended December 31, 2017. We expect sales and marketing expenses to generally increase in absolute dollars as we continue to expand our market presence.

General and Administrative

	Year ended December 31,
	2018	2017	$ Change	% Change
General and administrative	$2,444,114	$1,779,307	$664,807	37%
Percentage of total revenue	83%	113%

General and administrative expenses increased by $0.7 million, or 37% for the year ended December 31, 2018 as compared to the respective period of the prior year. The increase was primarily driven by additional accounting and audit fees that we incurred surrounding our ongoing financial reporting requirements. We anticipate that our general and administrative expenses will continue to increase as we continue to grow, expand, and invest in our management team and the ongoing implementation of internal controls over financial reporting and general corporate and legal compliance.

Other Income/(Expense), Net

	Year ended December 31
	2018	2017	$ Change	% Change
Interest expense, net	$(188,344)	$(184,383)	$(3,961)	2%
Change in fair value of warrant liabilities	1,170,511	-	1,170,511
Other income, net	-	(2,084)	2,084
Total other income (expense)	$982,167	$(186,467)	$1,168,634	627%

Total other income (expense) increased by $1.2 million, or 627% for the year ended December 31, 2018 as compared to the respective period of the prior year. The increase is primarily due to the interest income recorded from revaluation of warrants accounted for as marked-to-market.

Liquidity and Capital Resources

As of December 31, 2018, and December 31, 2017, we had $1.4 million and $11.6 million, respectively, of cash and cash equivalents. As of December 31, 2018, the Company also had an accumulated deficit of approximately $36.9 million, working capital of $0.7 million and stockholders’ deficit of $34.9 million. These factors raise substantial doubt regarding our ability to continue as a going concern. We have financed our operations through a combination of debt financing and ongoing rolling close equity investment, including the Regulation A Offering and private placements of Series m-3 and Series m-2 Preferred Stock and ongoing private placement of Series S Preferred Stock, as well as Farnam financing against a number of our ADMs. We expert to continue generating losses from operations in 2019 and additional fundraising will be required to fund our ongoing operations. As of March 31, 2019, the Company had cash on hand of approximately $1.6 million. The Company has projected operating losses and negative cash flows of approximately $1 million per month for the next several months. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after May 2019. There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond this period. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of one or more of its platforms or discontinue operations completely. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, our independent auditor included an emphasis of matter paragraph expressing substantial doubt about the Company’s ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2018.

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Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	Year ended December 31,
	2018	2017
Net cash used in operating activities	$(13,168,113)	$(10,719,567)
Net cash used in investing activities	(1,222,041)	(2,006,967)
Net cash provided by financing activities	4,384,695	21,542,746
Net (decrease) increase in cash and cash equivalents	$(10,205,459)	$8,816,212

Net Cash Used in Operating Activities

Cash provided by operating activities is influenced by the amount of cash we invest in personnel, marketing, and infrastructure to support the anticipated growth of our business, the number of customers to whom we leas our ADMs, the amount and timing of accounts receivable collections, as well as the amount and timing of disbursements to our vendors.

Net cash used in operating activities was approximately $13.0 million for the year ended December 31, 2018. Net cash used in operating activities resulted from net loss of $13.4 million and offset by changes in working capital.

Net cash used in operating activities for the year ended December 31, 2018 increased by $2.2 million as compared to the prior year. The increase was primarily as a result of an increase in net loss of $1.0 million, a change in fair value of issued warrants of $1.2 million, changes in working capital of $0.5 million partially offset by an increase in depreciation and amortization of $0.2 million and stock-based compensation expenses of $0.2 million.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures and investment in ADMs. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities for the year ended December 31, 2018 was approximately $1.6 million compared to $2.0 million in the respective period last year, or $0.4 million lower. The decrease can be attributed primarily to decreased number of ADMs to adjust production demands.

Net Cash Provided by Financing Activities

Our financing activities have consisted primarily of raising proceeds through issuing stock, net of repayment of debt.

Net cash provided by financing activities was approximately $4.4 million for the year ended December 31, 2018, primarily driven by $5.0 million in proceeds from issuance of stock and $0.4 million in proceeds from issuance of loan payable that was partially offset by loan repayment of $1.1 million.

Net cash provided by financing activities for the year ended December 31, 2018 decreased by $17.2 million as compared to the respective period of the prior year primarily due to lower proceeds realized from the issuance of stock.

Series S Preferred Regulation D Offering

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D and Regulation S to raise additional capital for operations (the “Regulation D Offering”). We are offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 6 to 15 months. As of December 31, 2018, the Company received net proceeds of approximately $2.6 million through the Regulation D Offering.

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Regulation A Offering; Issuance of Series m Preferred Stock and Series m-3 Preferred Stock and Related Warrants Issuance of Series m, m-2 and m-3 Preferred Stock; Conversion of Certain Series m Preferred Stock into Series m-2 Preferred Stock and Related Warrants

On January 10, 2017, the Company commenced an offering of up to $20 million of its Series m Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), to raise additional capital for operations (the “Regulation A Offering”). We offered to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3.00 per share. We concluded all sales of stock pursuant to the Regulation A Offering in the fourth quarter of 2017. The net proceeds of the sales of our Series m Preferred Stock through the Regulation A Offering as well as through private placement transactions conducted around the same period, after deduction of total offering expenses and commissions, was $18,172,666. Following the termination of the Regulation A Offering, the Company raised additional funds in private placements pursuant to Regulation D under the Securities Act (“Regulation D”) and Regulation S under the Securities Act (“Regulation S”) through the issuance of its Series m-3 Preferred Stock and warrants to purchase Series m-3 Preferred Stock, which generated net proceeds of $1,438,402 or $3.50 per share during the year ended December 31, 2018. In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. The Company sold shares of its Series m-2 Preferred Stock for $3.00 per share in a private placement pursuant to Regulation D during the year ended December 31, 2018 for net proceeds of $999,999 after deduction of total offering expenses.

The proceeds of the Regulation A Offering and private placements of Series m-3, Series m-2 and Series S Preferred Stock have been used to expand our sales nationwide, to further develop our current technology, and to develop a four-wheel version of our ADM technology, the K7, which is intended to operate in a wider range of challenging terrains.

In connection with the placement of the Series m-3 Preferred Stock during the year ended December 31, 2018, the Company issued to the purchasers warrants to purchase an aggregate of 410,972 shares of Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of two years from the date of the warrant, a change of control of the Company, or the initial public offering of the Company.

In connection with the term loan received in May 2018, the Company issued a warrant to purchase an aggregate of 77,413 shares of Class B Common Stock. The warrants have an exercise price of $1.26 per share and expire on the earlier of ten years from the date of the warrant or a change of control of the Company.

As part of its compensation arrangement with SI Securities, LLC, which was the sole and exclusive placement agent for the Regulation A Offering, the Company issued a warrant to SI Securities, LLC, to purchase up to a total 266,961 shares of Series m-1 Preferred Stock at an exercise price of $3.00 per share. In connection with the placement of the Series m-3 Preferred Stock in 2017, the Company issued to the purchasers warrants for an aggregate of 1,038,571 shares of Series m-3 Preferred Stock. The warrants have an exercise price of $4 per share and expire on the earlier of two years from the date of the warrant, a change of control of the Company, or the initial public offering of the Company.

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Credit Facilities

In November 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility had an interest rate of prime +8.5% and was scheduled to mature 3 years after closing. It was secured by all of the Company’s assets other than its intellectual property. We used proceeds of the term loan to finance the production of our ADMs in order to meet client order demands. The loan was fully repaid in May 2018.

Additionally, in November 2016, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant to purchase an aggregate of 53,918 Series B Preferred Stock shares. The warrants have an exercise price of $2.0401 per share and expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

In May 2018, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 (the “SVB Loan Facility”). The Company may draw funds under the SVB Loan Facility until the earlier of January 10, 2019 or an event of default. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at a floating rate of 1.75% above the prime rate as published in the Wall Street Journal. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The individual term loan will mature in October 2019 and as of December 31, 2018 $250,000 in principal remained outstanding on the loan. The maturity date of the SVB Loan Facility was July 1, 2020. It is secured by all of the Company’s assets other than its intellectual property. The loan was fully repaid in February 2019 in connection with a new $3 million debt received from Farnam.

The SVB Loan Facility contains representations, warranties and covenants customary to similar credit facilities. As of December 31, 2018, we have complied with this and all other affirmative and negative covenants in the SVB Loan Facility. In connection with the SVB Loan Facility, the Company granted Silicon Valley Bank a warrant to purchase up to 77,413 shares of the Company’s Class B Common Stock at an exercise price of $1.26 per share and expire on the earlier of ten years from the date of the warrant or a change of control of the Company

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our accompanying financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that can have significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of assets and liabilities at the date of our financial statements. For the Company, these estimates include, but are not limited to: deriving the useful lives of ADMs, determination of the cost of ADMs, assessing assets for impairment, ability to realize deferred tax assets, the valuation of convertible preferred stock warrants, and the valuation of stock options, and contingencies. Actual results could differ from those estimates. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On a regular basis, we evaluate our estimates, assumptions and judgments and make changes accordingly.

Useful Life of the ADMs

Depreciation on the ADMs is recorded using the straight-line method over the expected life of the asset, which ranges from three to four years. The useful life of the ADMs will at times need to be evaluated to assess whether the remaining useful lives continue to be appropriate or require adjustments to reflect changes in the functionalities of the ADMs, the potential effects from the introduction of new versions and upgrades, and technological obsolescence.

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Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, we will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, we will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives of such assets. None of the Company’s ADMs or property and equipment was determined to be impaired as of December 31, 2018 and December 31, 2017. Accordingly, no impairment loss has been recognized in any of the periods presented.

Estimated Fair Value of Convertible Preferred Stock Warrants

Freestanding warrants for shares that are contingently redeemable upon a liquidation event of the Company are classified as a liability on the balance sheet at their estimated fair value. At the end of each reporting period, the change in estimated fair value during the period is recorded in other income (expense), net in the statements of operations. With the assistance of an unrelated third-party valuation specialist, we historically have estimated the fair values of these warrants using the backsolve method based on the proximity of the valuation date to the closing of a financing, or a combination of both the backsolve method from recent financing and the discounted cash flow method. We then utilized an option pricing model to allocate the enterprise value of the Company to the warrants. We will continue to adjust the carrying value of the warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of common stock. At that time, the liabilities will be reclassified to additional paid-in-capital, a component of stockholders’ deficit.

Recent Accounting Pronouncements

See Note 2 in the notes to our financial statements under the caption Recent Accounting Pronouncements for a discussion of new accounting pronouncements.

Trend Information

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. The Company is focused on scaling its business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and client inquiries.

Sales trends for the year ended December 31, 2018 showed strong demand across all of Knightscope’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is extremely lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can range up to several years, taking into account the customer’s budget, finance, legal, cyber security, human resources, facilities and other reviews. The sales process for this brand-new technology requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline quicker.

Due to numerous geopolitical events, as well as various high-profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on us to improve on our production methods, cost, quality and product features.

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Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and key members of the management team (the “Leadership”) and the sole member of the board of directors of the Company as of December 31, 2018 are listed below. The sole director and Leadership are full-time employees.

Name	Current Position	Age	Date Appointed to Current Position
Director, Executive Officers, and Key Employees:

William Santana Li	Sole director and CEO	49	Appointed to indefinite term of office April 5, 2013
Stacy Dean Stephens	Chief Client Officer	48	Reappointed to indefinite term of office June 18, 2018
Mercedes Soria	Chief Intelligence Officer	45	Reappointed to indefinite term of office June 18, 2018
Aaron J. Lehnhardt	Chief Design Officer	47	Reappointed to indefinite term of office June 18, 2018
Marina Hardof	Chief Financial Officer	40	Appointed to indefinite term of office June 18, 2018

William Santana Li, Chairman and CEO

William (“Bill”) Santana Li has served as our sole director and CEO since April 2013. Mr. Li is an American entrepreneur with over 25 years of experience from working in the global automotive sector and founding and leading a number of startups. From 1990 to 1999, Mr. Li held multiple business and technical positions at Ford Motor Company across four continents.

His positions at Ford ranged from component, systems, and vehicle engineering with the Visteon, Mazda, and Lincoln brands; to business and product strategy on the United States youth market, India, and the emerging markets in Asia-Pacific and South America; as well as the financial turnaround of Ford of Europe. In addition, he was on the “Amazon” team, which established an all-new modular plant in Brazil. Subsequently, he served as Director of Mergers & Acquisitions.

After internally securing $250 million in financing, Mr. Li founded and served as COO of GreenLeaf LLC, a Ford Motor Company subsidiary that became the world’s second largest automotive recycler. Under his leadership, GreenLeaf grew to more than 600 employees, 20 locations worldwide, and annual sales of approximately $150 million. At the age of 28, Bill was the youngest senior executive at Ford Motor Company worldwide.

After successfully establishing GreenLeaf, Mr. Li was recruited by SoftBank Venture Capital to establish and serve as the President and CEO of the Model E Corporation, a newly established automobile manufacturer that focused on the “Subscribe and Drive” model in California. Mr. Li also founded Carbon Motors Corporation in 2003, and as its Chairman and CEO until February 2013, focused it on developing the world’s first purpose-built law enforcement patrol vehicle.

Bill earned a BSEE from Carnegie Mellon University and an MBA from the University of Detroit Mercy. He is married to Mercedes Soria.

Stacy Dean Stephens, EVP and Chief Client Officer

Stacy Dean Stephens is our Chief Client Officer and co-founded the Company in April of 2013. Previously, he co-founded Carbon Motors Corporation with Mr. Li, where he led marketing operations, sales, product management, partnership marketing and customer service. At Carbon Motors, Mr. Stephens established the “Carbon Council,” a customer interface and users group consisting of over 3,000 law enforcement professionals across all 50 states and actively serving over 2,200 law enforcement agencies.

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Prior to co-founding Carbon Motors Corporation, Mr. Stephens served as a police officer for the Coppell (Texas) Police Department from 2000 to 2002. In recognition of his accomplishments, Mr. Stephens was named one of Government Technology magazine’s “Top 25 Doers, Dreamers & Drivers” in 2011.

Mr. Stephens studied aerospace engineering at the University of Texas in Arlington. He subsequently earned a degree in criminal justice and graduated as valedictorian from Tarrant County College in Fort Worth, Texas. He is a member of the International Association of Chiefs of Police (“IACP”) and also sits on the IACP Division of State Associations of Chiefs of Police SafeShield Project, which seeks to critically examine existing and developing technologies for the purpose of preventing and minimizing officer injuries and fatalities.

Mercedes Soria, EVP and Chief Intelligence Officer

Mercedes Soria is our Chief Intelligence Officer and has been with Knightscope since April 2013. Ms. Soria is a technology professional with over 15 years of experience in systems development, life cycle management, project leadership, software architecture and web applications development.

Ms. Soria led IT strategy development at Carbon Motors Corporation from 2011 until 2013. From 2002 to 2010, Ms. Soria was Channel Manager and Software Development Manager for internal operations at Deloitte & Touche LLP, where her team deployed software that was used daily across the firm’s thousands of employees. From 1998 to 2002, Ms. Soria worked as a software developer at Gibson Musical Instruments leading the effort to establish its online presence.

Ms. Soria obtained Bachelor and Master’s degrees in Computer Science from Middle Tennessee State University with honors, as well as an Executive MBA from Emory University. She is also a certified Six Sigma green belt professional and a member of the Society of Hispanic Professional Engineers. She is married to William Santana Li.

Aaron J. Lehnhardt, EVP and Chief Design Officer

Aaron Lehnhardt has served as our Chief Design Officer since November 2015. Previously, from the Company’s inception in April 2013 until November 2015, Mr. Lehnhardt served as Chief Designer of the Company. From 2002 to April 2013, Mr. Lehnhardt was the co-owner of Lehnhardt Creative LLC where he worked on advanced propulsion vehicle design, personal electronics, product design, video game design, and concept development work.

From 2004 to 2011, Mr. Lehnhardt was Chief Designer at California Motors (“Calmotors”), where he led the design for various concepts for HyRider hybrid vehicles, the Calmotors 1000 horsepower hybrid super car, Terra Cruzer super off road vehicle, multiple vehicles for the U.S. Military, and various other hybrid and electric vehicles. He was also the lead designer and partner of Ride Vehicles LLC, a sister company to Calmotors, which worked on a 3-wheeled, standup personal mobility vehicle.

Mr. Lehnhardt began his career in 1994 in the Large Truck Design Studio of Ford Motor Company, where he worked on the Aeromax and Excursion truck programs. His progress led him to the Large Vehicle Production Studio to work on the Mustang and Windstar models. He also successfully aided the development of the GT90, My Mercury, Th!nk, P2000 Prodigy, and certain concept vehicles.

Mr. Lehnhardt earned his Bachelor of Fine Arts in Transportation Design from the College for Creative Studies in Detroit, Michigan. He also served as an Alias 3D instructor at the College for Creative Studies.

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Marina Hardof, EVP Chief Financial Officer

Marina Hardof has served as our Chief Financial Officer since June 2018. Ms. Hardof has over 15 years of financial leadership and corporate management experience working across various industry sectors and in both public and private enterprise. Most recently, from 2013 to 2018, Ms. Hardof was the Chief Financial Officer and Vice President of Finance-Controller for Cloudmark Inc., a messaging security company which was acquired by Proofpoint, Inc. Previously to that, she held various finance roles at Unwired Planet, Inc. (f.k.a. Openwave Systems, Inc.), which was acquired by a private equity firm. Prior to Unwired Planet, Inc. she spent over nine years with Ernst and Young LLP and Deloitte serving customers in the technology industry. Ms. Hardof holds a Master of Business Administration from Haas School of Business, University of California, Berkeley, and a Bachelor of Science in Economics and Accounting from Hebrew University of Jerusalem. She is also a licensed CPA in California.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2018, we compensated the Leadership as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
William Santana Li	CEO	$257,558	$-	$257,558
Stacy Dean Stephens	Chief Client Officer	$188,476	$-	$188,476
Mercedes Soria	Chief Intelligence Officer	$227,814	$3,041	$230,855
Aaron J. Lehnhardt	Chief Design Officer	$208,066	$3,041	$211,107
Marina Hardof	Chief Financial Officer	$153,383	$6,586	$159,969

Other compensation represents non-cash stock-based compensation.

Other than cash compensation, health benefits and stock options, no other compensation was provided. The Company’s sole director did not receive any compensation in connection with his directorship.

Employee and Service Provider Equity Incentive Plans

The Company has adopted a 2014 Equity Incentive Plan (the “2014 Plan”) and a 2016 Equity Incentive Plan (the “2016 Plan”). The 2014 Plan was terminated upon the adoption of the 2016 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Each of the 2016 Plan and the 2014 Plan provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, or restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. Both plans are administered by our board of directors and the board of directors is referred to in this section as the “administrator” of the plan.

Authorized Shares. Stock options for the purchase of 2,693,800 shares of our Class B Common Stock are outstanding under our 2014 Plan and an additional 187,200 shares of our Class B Common Stock have been reserved for issuance pursuant to our 2014 Plan. A total of 1,748,814 shares of our Class A Common Stock have been reserved for issuance pursuant to our 2016 Plan. In addition, the shares of Class A Common Stock reserved for issuance under our 2016 Plan also include (i) a number of shares of Class A Common Stock equal to the number of shares of Class B Common Stock reserved but unissued under the 2014 Plan, as of immediately prior to the termination of the 2014 Plan, and (ii) a number of shares of Class A Common Stock equal to the number of shares subject to awards under the 2014 Plan that, on or after the termination of the 2014 Plan, expire or terminate and shares previously issued pursuant to the 2014 Plan, that, on or after the termination of the 2014 Plan, are forfeited or repurchased by us (provided that the maximum number of shares of Class A Common Stock that may be added to our 2016 Plan pursuant to (i) and (ii) is 2,881,000 shares).

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2016 Plan.

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Stock Options. The 2014 Plan was terminated as of December 21, 2016. As a result, new stock options may only be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our Class A Common Stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term on an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. If an individual’s service terminates other than due to the participant’s death or disability, the participant may exercise his or her option within 30 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within six months of termination, or such longer period of time as provided in his or her award agreement. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2016 Plan the administrator determines the other terms of options.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan and 2016 Plan generally do not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Item 4. Security Ownership of Management and Certain Security holders

The following table sets out, as of December 31, 2018, the voting securities of the Company that are beneficially owned by the executive officers and sole director, and other persons holding more than 10% of any class of the Company’s voting securities, or having the right to acquire those securities.

Beneficial Owner	Title of Class	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable (Stock Options)	Percent of Class	Total Voting Power(1)
Director and Executive Officers Owning Over 10% of Common Stock
William Santana Li	Class B Common	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	905,800	68.77%	28.53%
Stacy Dean Stephens	Class B Common	5400 Broken Bend Drive McKinney, TX 75070	3,000,000	-	29.47%	12.23%
All current officers and directors as a group (2 in total):	Class B Common		10,000,000	905,800	98.24%	40.75%

Stockholders with Over 10% Beneficial Ownership of Preferred Stock
NetPosa Technologies (Hong Kong) Limited	Series B Preferred Stock	Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong	2,450,860	-	11.51%	17.07%

(1)	Percentage of total voting power represents voting power with respect to all shares of the Company’s outstanding capital stock as if converted to Class A Common Stock and Class B Common Stock, as applicable, as a single class. The holders of Series A Preferred Stock, Series B Preferred Stock, Series m-2 Preferred Stock and Class B Common Stock are entitled to ten votes per share. The holders of our Series m Preferred Stock, Series m-1 Preferred Stock, Series m-3 Preferred Stock and Class A Common Stock are entitled to one vote per share.

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Item 5. Interest of Management and Others in Certain Transactions

Other than grants of stock options, we have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

Item 6. Other Information

None.

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Item 7. Financial Statements

20

KNIGHTSCOPE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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Report of Independent Auditors

The Board of Directors and Stockholders

Knightscope, Inc.

We have audited the accompanying financial statements of Knightscope, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knightscope, Inc. at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Knightscope’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, negative cash flows from operations and therefore will require additional capital to fund its operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

San Francisco, California
April 29, 2019

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KNIGHTSCOPE, INC.

BALANCE SHEETS

	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$1,358,399	$11,563,858
Restricted cash	200,000	-
Accounts receivables	1,178,625	345,304
Prepaid expenses and other current assets	755,436	435,289
Total current assets	3,492,460	12,344,451

Non-current assets:
Autonomous data machines, net	3,311,122	3,091,108
Property and equipment, net	106,265	140,437
Other assets	77,650	294,650
Total non-current assets	3,495,037	3,526,195

Total assets	$6,987,497	$15,870,646

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$751,529	$424,774
Accrued expenses	667,880	667,912
Deferred revenue	896,138	539,176
Debt obligations	198,352	396,448
Other current liabilities	290,624	113,095
Total current liabilities	2,804,523	2,141,405

Non-current liabilities:
Debt obligations	-	403,289
Preferred stock warrant liability	284,848	1,280,718
Other noncurrent liabilities	-	31,800
Deferred rent	21,280	17,523
Total non-current liabilities	306,128	1,733,330

Total liabilities	3,110,651	3,874,735

Commitments and contingencies (Note 9)

Preferred Stock, $0.001 par value; 25,794,930 shares authorized as of December 31, 2018 and 2017, respectively, 22,387,749 and 21,294,807 shares issued and outstanding at December 31, 2018 and 2017, respectively; aggregate liquidation preference of $46,337,834 and $41,110,337 as of December 31, 2018 and 2017, respectively	38,757,215	33,904,613

Stockholders' deficit:
Class A common stock, $0.001 par, 94,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2018 and 2017	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized, 10,179,000 shares issued and outstanding as of December 31, 2018 and 2017	10,179	10,179
Additional paid-in capital	2,060,071	1,641,911
Accumulated deficit	(36,950,619)	(23,560,792)
Total stockholders' deficit	(34,880,369)	(21,908,702)
Total liabilities, preferred stock and stockholders’ deficit	$6,987,497	$15,870,646

See accompanying notes to financial statements.

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KNIGHTSCOPE, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2018	2017

Revenue	$2,938,634	$1,572,009
Cost of services	6,248,813	4,638,380
Total gross loss	(3,310,179)	(3,066,371)

Operating expenses:
Research & development	3,542,432	1,891,867
Sales & marketing	5,074,469	5,476,806
General & administrative	2,444,114	1,779,307
Total operating expenses	11,061,015	9,147,980

Loss from operations	(14,371,194)	(12,214,351)

Other income (expense):
Interest expense, net	(188,344)	(184,383)
Other expense, net	-	(2,084)
Change in fair value of warrant liabilities	1,170,511	-
Total other income (expense)	982,167	(186,467)

Net loss before income tax	(13,389,027)	(12,400,818)
Income tax expense	(800)	(800)
Net loss	$(13,389,827)	$(12,401,618)

Basic and diluted net loss per common share	$(1.32)	$(1.22)
Weighted average shares used to compute basic and diluted net loss per share	10,179,000	10,179,000

See accompanying notes to financial statements.

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KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2018	2017
Cash Flows From Operating Activities
Net loss	$(13,389,827)	$(12,401,618)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,207,186	966,744
Stock compensation expense	338,515	88,719
Change in warrants fair value	(1,170,511)	-
Amortization of debt discount	78,967	23,582
Amortization of loan fees	61,138	24,802
Loss from damage of autonomous data machines	137,538	-
Changes in operating assets and liabilities:
Accounts receivable	(833,321)	(331,636)
Prepaid expenses and other current assets	(329,457)	(117,741)
Other assets	217,000	(205,400)
Accounts payable	96,140	290,182
Accrued expenses	(87,929)	488,135
Deferred revenue	356,962	321,179
Other current and noncurrent liabilities	145,729	144,895
Deferred rent	3,757	(11,410)
Net cash used in operating activities	(13,168,113)	(10,719,567)
Cash Flows From Investing Activities
Autonomous data machines	(1,180,302)	(2,003,850)
Purchase of property and equipment	(41,739)	(3,117)
Net cash used in investing activities	(1,222,041)	(2,006,967)
Cash Flows From Financing Activities
Proceeds from issuance of Series m Preferred Stock offering	-	19,999,914
Proceeds from issuance of Series m-3 Preferred Stock offering	1,438,402	3,634,999
Payment of issuance costs in Series m Preferred Stock offering	(19,736)	(1,827,249)
Payment of offering costs in Series m-3 Preferred Stock offering	-	(19,297)
Repayments of financing obligations	(16,235)	(15,671)
Proceeds from issuance of Series s Preferred Stock offering	2,789,100	-
Payment of offering costs in Series s Preferred Stock offering	(161,225)	-
Proceeds from issuance of Series m-2 Preferred Stock offering	999,999	-
Principal repayments on loan payable	(1,049,041)	(225,959)
Capital lease payment	-	(3,991)
Proceeds from issuance of loan payable, net of issuance costs	403,431	-
Net cash provided by financing activities	4,384,695	21,542,746
Net change in cash and cash equivalents	(10,005,459)	8,816,212
Cash, cash equivalents and restricted cash at beginning of year	11,563,858	2,747,646
Cash, cash equivalents and restricted cash at end of year	$1,558,399	$11,563,858
Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$57,528	$134,249
Cash paid for income taxes	$800	$800
Supplemental Disclosure of Non-Cash Financing and Investing Activities
Issuance of warrant for Common Stock	$79,645	$-
Issuance of warrants for Preferred Stock	$174,641	$1,209,976
Series m conversion for Series m-2 stock	$3,982,269	$-
Offering costs included in other assets	$19,297	$19,297
Autonomous data machines costs in accounts payables	$140,968	$110,758
Autonomous data machines costs in accrued expenses	$77,910	$18,473

See accompanying notes to financial statements.

25

KNIGHTSCOPE, INC.

STATEMENTS OF PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Series m Preferred Stock		Series m-2 Preferred Stock		Series m-3 Preferred Stock		Series s Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2016	-	$-	-	$-	-	$-	-	$-	8,936,015	$3,865,155	4,653,583	$9,441,770	-	-	10,179,000	$10,179	$1,553,192	$(11,159,174)	$(9,595,803)

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	88,719	-	88,719
Issuance of Series m Preferred stock	6,666,638	$19,999,914	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Offering costs	-	(1,827,249)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series m-3 Preferred stock	-	-	-	-	1,038,571	3,634,999	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance cost related to Series m-3 Preferred Stock warrant	-	(285,648)	-	-	-	(924,328)	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,401,618)	(12,401,618)
Balance at December 31, 2017	6,666,638	$17,887,017	-	$-	1,038,571	$2,710,671	-	-	8,936,015	$3,865,155	4,653,583	$9,441,770	-	-	10,179,000	$10,179	$1,641,911	$(23,560,792)	$(21,908,702)

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	338,515	-	338,515
Issuance of Series m-2 Preferred stock	-	-	333,333	999,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Series m conversion for series m-2 stock net of offering costs	(1,327,423)	(4,021,302)	1,327,423	3,982,269	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series m-3 Preferred stock	-	-	-	-	410,972	1,438,402	-	-	-	-	-	-	-	-	-	-	-	-	-

Issuance of Series s Preferred stock, net of issuance costs							348,637	2,627,875

Issuance cost related to Series m-3 Preferred Stock warrant	-	-	-	-	-	(174,641)	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Class B common Stock warrant	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	79,645	-	79,645
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,389,827)	(13,389,827)
Balance at December 31, 2018	5,339,215	$13,865,715	1,660,756	$4,982,268	1,449,543	$3,974,432	348,637	$2,627,875	8,936,015	$3,865,155	4,653,583	$9,441,770	-	-	10,179,000	$10,179	$2,060,071	$(36,950,619)	$(34,880,369)

See accompanying notes to financial statements.

26

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

NOTE 1: The Company and Summary of Significant Accounting Policies

Description of business

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware.

The Company designs, develops, builds, deploys, and supports advanced physical security technologies. The Knightscope solution to reducing crime combines the physical presence of our proprietary autonomous data machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface. Two of our ADMs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s ADMs (hardware and software).

Cash and cash equivalents on hand was $1.4 million at December 31, 2018, compared to $11.6 million at December 31, 2017. The Company has historically incurred losses and negative cash flows from operations. At December 31, 2018, the Company also had an accumulated deficit of approximately $37.0 million, working capital of $0.5 million and stockholders’ deficit of $34.9 million. The Company is dependent on additional fundraising in order to sustain its ongoing operations. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after May 2019. There can be no assurance that the Company will be successful in raising funds at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year from the issuance date of these financial statements. Management’s plans include seeking additional financing activities such as issuances of equity, issuances of debt and convertible debt instruments. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through private equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all. These financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

27

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Reclassifications

Certain reclassifications limited to reclassification with the balance sheet current to current line items have been made to the 2017 financial statements to conform to the 2018 financial statement presentation. These reclassifications had no effect on net loss as previously reported.

Comprehensive Loss

Net loss was equal to comprehensive loss for years ended December 31, 2018 and 2017.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of our ADMs and property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Restricted Cash

The Company has restricted cash as a collateral for the Company’s corporate credit cards. As of December 31, 2018 and 2017, the carrying value of restricted cash was $0.2 million and null, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits the credit exposure of its cash and cash equivalent balances by maintaining its accounts in high credit quality financial institutions. Cash and cash equivalent deposits with financial institutions may occasionally exceed the limits of insurance on bank deposits; however, the Company has not experienced any losses on such accounts. As of December 31, 2018 and 2017, the Company had cash and cash equivalent balances exceeding FDIC insured limits by $1.1 million and $11.3 million, respectively.

The Company extends credit to customers in the normal course of business and performs ongoing credit evaluations of its customers. Concentrations of credit risk with respect to accounts receivable exist to the full extent of amounts presented in the financial statements. The Company does not require collateral from its customers to secure accounts receivable.

Accounts receivable are derived from the rental of proprietary ADMs along with access to browser-based interface Knightscope Security Operations Center (KSOC). The Company reviews its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible and provides allowances for potential credit losses, as needed. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2018 and 2017 was not necessary.

At December 31, 2018, the Company had three customers whose accounts receivable balances each totaled 10% or more of the Company’s total accounts receivable (54%, 12% and 12%) compared with four such customers at December 31, 2017 (19%, 16%, 11% and 10%).

28

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

For the year ended December 31, 2018, the Company had one customer who individually accounted for 10% or more of the Company’s total customer revenue (23%) compared with no such customers for the year ended December 31, 2017.

ADMs

ADMs consist of materials, ADMs in progress and finished ADMs. ADMs in progress and finished ADMs include materials, labor and other direct and indirect costs used in their production. Finished ADMs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ADMs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4.5 years. Depreciation expense of finished ADMs included in research and development expense amounted to $67,037 and $55,663, depreciation expense of finished ADMs included in sales and marketing expense amounted to $117,522 and $42,358, and depreciation expense included in cost of services amounted to $946,965 and $783,516 for the years ended December 31, 2018 and 2017, respectively.

ADMs, net, consisted of the following:

	December 31,
	2018	2017
Raw materials	$586,529	$632,863
ADMs in progress	205,678	175,027
Finished ADMs	4,904,397	3,672,105
	5,696,604	4,479,995
Accumulated depreciation on Finished ADMs	(2,385,482)	(1,388,887)

ADMs, net	$3,311,122	$3,091,108

The components of the Finished ADMs, net at December 31, 2018 are as follows:

ADMs on lease with customers	$3,234,993
Available for lease	728,522
Demonstration ADMs	680,541
Research and development ADMs	81,571

Charge boxes	178,770
4,904,397
Less: accumulated depreciation	(2,385,482)
Finished ADMs, net	$2,518,915

Property, Equipment and Software

Property, equipment and software, net is stated at cost less accumulated depreciation and amortization, and is depreciated using the straight-line method over the estimated useful lives of the assets. Computer equipment, software and furniture, fixtures and equipment are depreciated over useful lives ranging from three to five years, and leasehold improvements are depreciated over the respective lease term or useful lives, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the statements of operations in the period realized.

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NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Property and equipment, leasehold improvements and software, as of December 31, 2018 and 2017 are as follows:

	December 31
	2018	2017

Computer equipment	$51,922	$43,893
Software	8,185	8,185
Furniture, fixtures & equipment	296,938	263,228
Leasehold improvements	44,510	44,510
	401,555	359,816
Accumulated depreciation	(295,290)	(219,379)
Property and equipment, net	$106,265	$140,437

Depreciation and amortization expense on property and equipment included in general and administrative expenses amounted to $75,910 and $85,208 as of December 31, 2018 and 2017, respectively. Depreciation and amortization expense relating to cost of services, research and development and sales and marketing was insignificant for all periods presented.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, the Company will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the Company will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives. None of the Company’s ADMs or property and equipment was determined to be impaired as of December 31, 2018 and 2017.

Convertible Preferred Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s preferred stock are classified as liabilities on the balance sheets at their estimated fair value because the underlying shares of preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of the preferred stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the preferred stock warrants, the completion of a sale of the Company or an IPO. Upon an IPO, the preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for the preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.

The Company issued common stock warrants in connection with the execution of a certain debt financing during the year ended December 31, 2015. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Revenue Recognition

The Company derives its revenues primarily from lease of proprietary ADMs along with access to the browser-based interface KSOC through contracts under the lease accounting that typically have a twelve (12) month term. In addition, the Company derives non-lease revenue items such as professional services related to ADMs’ deployments, special decals and training if any, recognized when control of these services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

30

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

The Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;
•	identification of the performance obligations in the contract;
•	determination of the transaction price;
•	allocation of the transaction price to the performance obligations in the contract; and
•	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as follows:

ADM subscription revenue

ADM subscription revenue is generated from lease of proprietary ADMs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms. These revenue arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes. Currently, all revenue arrangements qualify as as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

Other revenue

Other non-ADM related revenue such as deployment services, decals and training revenue. Non-ADM revenue is recognized when services are delivered.

Cost of Services

Cost of services includes depreciation of the ADMs over the useful lives of the ADMs, labor and associated benefits incurred in the production and maintenance of the ADMs, data and communications fees, routine maintenance costs, shipping costs, and other direct costs incurred during assembly and deployment.

Deferred Revenues

In connection with the rentals of the Company’s ADMs, the Company may receive payments for deployment before the earnings process is complete. In these situations, the Company records the payments received as deferred revenues and amortizes them over the term of the lease, which generally is a 12-month period.

Shipping and Handling Costs

The Company classifies certain shipping and handling costs as cost of services in the accompanying statements of operations. The amounts classified as cost of services represent shipping and handling costs associated with the deployment or returns of the ADMs directly to or from customers. Management believes that the classification of these shipping and handling costs as cost of services better reflects the cost of producing the ADMs and selling its services. Shipping and handling costs associated with the transportation of demonstration units shipped to sales personnel and customers are recorded as sales and marketing expenses.

31

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

The shipping and handling costs recorded within cost of services totaled approximately $86,624 and $48,327 for the years ended December 31, 2018 and 2017, respectively. Shipping and handling costs recorded within sales and marketing totaled approximately $68,021 and $67,203 for years ended December 31, 2018 and 2017, respectively.

Share-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation, which requires that the estimated fair value on the date of grant be determined using the Black-Scholes option pricing model with the fair value recognized over the requisite service period of the awards, which is generally the option vesting period. Stock-based awards made to nonemployees are measured and recognized based on the estimated fair value on the vesting date and are re-measured at each reporting period. The Company’s determination of the fair value of the stock-based awards on the date of grant, using the Black-Scholes option pricing model, is affected by the fair value of the Company’s common stock as well as other assumptions regarding a number of highly complex and subjective variables. These variables include but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee option exercise behaviors. Because there is insufficient historical information available to estimate the expected term of the stock-based awards, the Company adopted the simplified method of estimating the expected term of options granted by taking the average of the vesting term and the contractual term of the option. For awards with graded vesting, the Company recognizes stock-based compensation expense over the service period using the straight-line method, based on shares ultimately expected to vest. Beginning January 1, 2017, the Company elected to recognize forfeitures as they occur when calculating stock-based compensation for its equity awards.

Deferred Offering Costs

Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged against the net proceeds of the related stock issuances upon the completion of an offering or to expense if the offering is not completed or aborted.

Deferred Rent

Deferred rent consists of the difference between cash payments and the recognition of rent expense on a straight-line basis over the term of the lease.

Research & Development Costs

Research and development costs primarily consist of employee-related expenses, including salaries and benefits, share-based compensation expense, facilities costs, depreciation and other allocated expenses. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are recorded in sales and marketing expense in the Company’s statements of operations as incurred. Advertising expense was $2.3 million and $3.9 million for the years ended December 31, 2018 and 2017, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest

32

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Basic and Diluted Net Loss per Share

Net loss per share of common stock is computed using the two-class method required for participating securities based on their participation rights. All series of convertible preferred stock are participating securities as the holders are entitled to participate in common stock dividends with common stock on an as converted basis. The holders of the Company’s convertible preferred stock are also entitled to noncumulative dividends prior and in preference to common stock and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net loss to determine net loss attributable to common stockholders upon their occurrence.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by basic weighted-average shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities, unless anti-dilutive. Potentially dilutive securities that were excluded from the computation of diluted net loss per share consist of the following:

	December 31,
	2018	2017

Series A Preferred Stock (convertible to common stock)	8,936,015	8,936,015
Series B Preferred Stock (convertible to common stock)	4,653,583	4,653,583
Series m Preferred Stock (convertible to common stock)	5,339,215	6,666,638
Series m-2 Preferred Stock (convertible to common stock)	1,660,756	-
Series m-3 Preferred Stock (convertible to common stock)	1,449,543	1,038,571
Series S Preferred Stock (convertible to common stock)	348,637	-
Warrants to purchase common stock	121,913	44,500
Warrants to purchase Series B Preferred Stock	53,918	53,918
Warrants to purchase of Series m-1 Preferred Stock	266,961	266,961
Warrants to purchase of Series m-3 Preferred Stock	1,449,543	1,038,571
Stock options	9,029,814	2,340,883
Total potentially dilutive shares	33,309,898	25,039,640

As all potentially dilutive securities are anti-dilutive as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year.

Accounting Pronouncements Adopted in 2018

On January 1, 2018, the Company adopted the requirements of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) issued by the FASB utilizing the modified retrospective (cumulative effect) method of transition. Topic 606 also includes subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, the Company refers to Topic 606 and Subtopic 340-40 as “Topic 606” or the “new standard”. The standard’s stated core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, ASU 2014-09 includes provisions within a five-step model that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation. Although the adoption of the new standard did not have impact on the Company’s financial statements as previously reported prior to the adoption of Topic 606, it did impact the timing of when certain performance obligations get recognized, such as deployment services which were previously bundled with the ADM and recognized over the term of the customer arrangement versus under Topic 606, these are required to be recognized when the deployment services are being completed.

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NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

In November 2016, the FASB issued ASU 2016-08, Statement of Cash Flows: Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as part of the beginning and ending balances of cash and cash equivalents. The ASU is effective for interim and reporting periods beginning after December 31, 2017. Adoption of the ASU is retrospective. The Company adopted the ASU on January 1, 2018, and it did not have a material impact on its cash flow statements.

In March 2018, the FASB issued ASU 2018-05, Income Taxes Topic (740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 ("ASU 2018-05") to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Cuts And Jobs Act. As of December 31, 2018, the Company’s accounting for the Tax Act is complete and the Company did not have any significant adjustments to provisional amounts recorded as of December 31, 2017. The Company recognizes that the IRS is continuing to publish and finalize ongoing guidance with respect to the Tax Act, which may modify accounting interpretation for the Tax Act. The Company would look to account for these impacts in the period of such change is enacted.

Recent Accounting Pronouncements Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that lessees recognize a right-of-use asset and a lease liability on the balance sheet for all leases, with the exception of short-term leases. Both capital and operating leases will need to be recognized on the balance sheet. The standard is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. In 2018, the FASB issued ASU 2018-10 and 2018-11, providing, among other things, codification improvements and the optional transition method. The Company will adopt the standard in the first half of 2019, utilizing the optional transition method for adoption of Topic 842, which allows entities to continue to apply the legacy guidance in ASC 840, Leases, including disclosure requirements, in the comparative periods presented in the year of adoption. While the Company is continuing to assess the potential impact that the standard will have on its financial statements and related disclosures, the Company expects to take advantage of the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward its historical lease classifications. The Company expects the impact of adoption of the new standard on the Company’s statements of operations not to be material. The Company anticipates the most significant impact of adopting the new standard will primarily be the establishment of a right-of-use asset and a corresponding lease liability in its balance sheets.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include and simplify financial reporting for share-based payments issued to nonemployees. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial statements or disclosures.

In June 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurements, which expands the disclosure requirements for Level 3 fair value measurements and expands disclosures for entities that calculate net assets value. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company expects to adopt this update effective fiscal half of 2020. The adoption of this amendment is not expected to have a material impact on the Company’s financial statements or disclosures

34

NOTE 2: Fair Value Measurement

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 5 — Capital Stock and Warrants.

The following tables summarize, for each category of assets or liabilities carried at fair value, the respective fair value as of December 31, 2018 and 2017 and the classification by level of input within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
December 31, 2018
Assets
Cash equivalents:
Money market funds	$601,465	$601,465	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$39,899	$-	$-	$39,899
Warrant liability – Series m-1 Preferred Stock	$133,481	$-	$-	$133,481
Warrant liability – Series m-3 Preferred Stock	$111,468	$-	$-	$111,468

	Total	Level 1	Level 2	Level 3
December 31, 2017
Assets
Cash equivalents:
Money market funds	$6,829,813	$6,829,813	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$70,742	$-	$-	$70,742
Warrant liability – Series m-1 Preferred Stock	$285,648	$-	$-	$285,648
Warrant liability – Series m-3 Preferred Stock	$924,328	$-	$-	$924,328

During the years ended December 31, 2018 and 2017, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

35

NOTE 2: Fair Value Measurement (Continue)

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the year ended December 31, 2018, which were measured at fair value on a recurring basis:

Warrant Liability
Balance at December 31, 2017	$1,280,718
Initial fair value of Series m-3 Preferred Stock warrants	174,641
Recovery revaluation of Series B, m-1 and m-3 Preferred Stock warrants	(1,170,511)
Balance at December 31, 2018	$284,848

NOTE 3:  Debt Obligations

Loan Payable and Security Agreement

In November 2016, the Company entered into a loan and security agreement (the “Loan Agreement”) for $1,100,000 available to be used for general working capital purposes. The Loan Agreement is collateralized by all assets of the Company. Monthly payments of interest only are due in advance for the first six months, then principal and interest payments of $42,714 are due monthly for thirty months until maturity. The maturity date of each advance under the Loan Agreement is the date that is 36 months following the date the advance is made. Once repaid, the principal amount of the advance may not be re-borrowed. Outstanding borrowings under the Loan Agreement bear interest at 8.5% above the prime rate per annum (13.00% at December 31, 2017). Interest expense on the Loan Agreement during the years ended December 31, 2018 and 2017 was $44,246 and $133,213, respectively. The loan was fully repaid in May 2018.

Term Loan Agreement

In May 2018, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 until January 10, 2019. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The individual term loan will mature in October 2019 and as of December 31, 2018 $250,000 in principal remained outstanding on the loan. Interest expense on the individual term loan during the year ended December 31, 2018 was $12,039. The loan was fully repaid in February 2019.

The Loan Agreement contains representations, warranties and covenants customary to similar credit facilities. To date, the Company has been compliant with this and all other affirmative and negative covenants in the term loan agreement. A warrant for 77,413 shares of Common B Stock was also issued to the lender in conjunction with this Loan Agreement and was recorded within Loan Payable as a debt issuance cost and is being amortized to interest expense using the effective interest method over the term of the loan (see Note 4 — Capital Stock and Warrants).

The amortized carrying amount of our debt consists of the following:

	December 31,
	2018	2017
Loan due 2019, net of loan fees and discount	$194,199	$779,349
Capital lease obligation	4,153	20,388
Total debt	198,352	799,737
Less: current portion	(198,352)	(396,448)
Long-term debt	$-	$403,289

The following table presents the scheduled principal payments by fiscal year of all the Company’s outstanding financing arrangements as of December 31, 2018:

Debt Obligations
2018	$250,000

36

NOTE 4: Capital Stock and Warrants

In July 2018, the Company amended and restated its Certificate of Incorporation. As of December 31, 2018, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”) and Preferred Stock totaling 159,169,930 shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 94,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 35,169,930 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock (“Series A Preferred Stock”), 4,707,501 shares of Series B Preferred Stock (“Series B Preferred Stock”), 6,666,666 shares of Series m Preferred Stock (“Series m Preferred Stock”), 333,334 shares of Series m-1 Preferred Stock (“Series m-1 Preferred Stock”), 1,660,756 shares of Series m-2 Preferred Stock (“Series m-2 Preferred Stock”), 3,490,658 shares of Series m-3 Preferred Stock (“Series m-3 Preferred Stock”) and 9,375,000 shares of Series S Preferred Stock (“Series S Preferred Stock”).

Preferred Stock

Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

During the year ended December 31, 2017, the Company issued 6,666,638 shares of Series m Preferred stock for $3.00 per share pursuant to Regulation A of the Securities Act of 1933 as amended and from private placement transactions for total net proceeds of $18.2 million. The Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 and 410,972 shares of the Company’s Series m-3 Preferred Stock in December 2017 and the first half of 2018, respectively, par value $0.001 per share, at a price of $3.50 per share. The Company received net proceeds of approximately $3.6 million and $1.4 million in December 2017 and the first half of 2018, respectively.

In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. In January 2018, the Company issued 333,333 shares of Series m-2 Preferred Stock, par value $0.001 per share, at a price of $3.00 per share.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D of the Securities Act, to raise additional capital for operations. The offering is to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. As of December 31, 2018, the Company received net proceeds of approximately $2.6 million through the Regulation D offering.

37

NOTE 4: Capital Stock and Warrants (Continue)

The following tables summarize convertible preferred stock authorized and issued and outstanding as of December 31, 2018 and 2017:

		Shares	Proceeds Net	Aggregate
December 31, 2018	Shares	Issued and	of Issuance	Liquidation
	Authorized	Outstanding	Costs	Preference

Series A Preferred Stock	8,936,015	8,936,015	$5,219,778	$7,981,649
Series B Preferred Stock	4,707,501	4,653,583	9,441,770	9,493,775
Series m Preferred Stock	6,666,666	5,339,215	18,133,632	16,017,645
Series m-1 Preferred Stock	333,334	-	-	-
Series m-2 Preferred Stock	1,660,756	1,660,756	999,999	4,982,268
Series m-3 Preferred Stock	3,490,658	1,449,543	4,898,760	5,073,401
Series S Preferred Stock	9,375,000	348,637	2,627,875	2,789,096
	35,169,930	22,387,749	$41,321,814	$46,337,834

All classes of preferred stock have a par value of $0.001 per share.

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock. Each share of Series m Preferred Stock, Series m-1 Preferred Stock, Series m-3 Preferred Stock and Series S Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the preferred stock then outstanding and voting as a single class on an as-converted basis.

Voting rights

The holders of the Series A, Series B, Series m and Series m-3 Preferred Stock are entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock could be converted at the record date for a vote, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the common stockholders. Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders vote together as one class on all matters. The holders of the preferred stock, the Class A Common Stock and Class B Common Stock vote together and not as separate classes.

Dividends

The holders of the outstanding shares of preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available payable and in preference and priority to any declaration or payment of any dividend on the common stock of the Company. Dividends would be payable at the following non-cumulative dividend rates: $0.0536 and $0.1224 per share for Series A Preferred Stock and Series B Preferred Stock, respectively, $0.1800 for Series m, Series m-1 and Series m-2 Preferred Stock, and $0.2100 and $0.48 for Series m-3 Preferred Stock and Series S Preferred Stock, respectively.

No distributions will be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been paid or payment has been set aside for payment to them.

38

NOTE 4: Capital Stock and Warrants (Continue)

No distributions will be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock have been paid or payment has been set aside for payment to them.

No distributions will be made with respect to the Series m-3 Preferred Stock until dividends on the Series A Preferred Stock have been paid or payment has been set aside for payment. No distributions will be made with respect to the Common Stock unless all declared dividends on the Series m-3 Preferred Stock have been paid or payment has been set aside for payment.

The right to receive dividends is not cumulative. No dividends were declared through December 31, 2018.

Liquidation Rights

The preferred stockholders have liquidation preferences over the common stockholders in the amount of $0.8932 and $2.0401 for the Series A Preferred Stock and Series B Preferred Stock, respectively, $3.00 per share for the Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, $3.50 per share for the Series m-3 Preferred Stock and $8.00 per share for the Series S Preferred Stock, respectively.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series S Preferred Stock are entitled to received, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock, an amount per share equal to their respective liquidation preferences and all declared and unpaid dividends on such shares, if any. If upon the occurrence of such event, the assets and funds distributed among the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, the entire assets and funds of the Company legally available for distribution are to be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After such payment has been made to the holders of Series S Preferred Stock, the holders of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company of the holders of Series A Preferred Stock and Series m-3 Preferred Stock or Common stock, an amount per share equal to their respective liquidation preferences and all declared and unpaid dividends on such shares, if any. If upon the occurrence of such event, the assets and funds distributed among the holders of the Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, the entire assets and funds of the Company legally available for distribution are to be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After such payment has been made to the holders of Series S Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, the holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common stock or Series m-3 Preferred Stock, amounts per share equal to the liquidation preference specified for each share of Series A Preferred Stock and all declared but unpaid dividends on such shares. If upon the occurrence of such event, the assets and funds distributed among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution to Series A Preferred stockholders are to be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

39

NOTE 4: Capital Stock and Warrants (Continue)

After the holders of the Series S Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock and the Series A Preferred Stock have been paid in full, the holders of the Series m-3 Preferred Stock will be entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of Common stock amounts per share equal to the liquidation preference specified for each share of Series m-3 Preferred Stock and all declared but unpaid dividends on such shares. If upon the occurrence of such event, the assets and funds distributed among the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution to Series m-3 Preferred stockholders are to be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After such payments have been made to the holders of all convertible preferred stock, no further payments shall be made to the holders of the convertible preferred stock and any remaining assets of the Company shall be distributed with equal priority and pro rata among the holders of the Company’s Common stock.

Common Stock

Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share.

Warrants

Warrants to purchase 44,500 shares of common stock for $0.25 per share were outstanding as of December 31, 2018. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

On November 7, 2016, the Company issued warrants to purchase 53,918 shares of Series B Preferred Stock in connection with a Loan and Security Agreement (see Note 4 – Debt Obligations). The exercise price for the Series B Preferred Stock warrants is the lower of (1) the lowest price per share paid by new cash investors in the next round of financing, (2) the initial offering price per share to the public in a Qualified IPO of the Company, (3) the Regulation A Price, or (4) $2.0401 per share. The warrants issued qualify as liability instruments as the warrants are exercisable into Series B Preferred Stock, which are redeemable upon a change of control or any liquidation or winding up of the Company, whether voluntary or involuntary. The warrants expire in November 2026 or two years following qualifying events and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. In lieu of exercising Series B Preferred Stock warrants, if the fair value of one share is greater than the exercise price (at the date of calculation), the warrants may be exchanged for a number of Series B Preferred Stock shares.

On February 8, 2017, the Board of Directors approved the issuance of a warrant to the Company’s exclusive placement agent in connection with the Regulation A Issuer Agreement between the Company and the placement agent as partial consideration for services rendered in connection with the Company’s Regulation A offering in which the Company sold Series m Preferred Stock. The warrant was for the purchase of up to 5% of the number of securities issued (or issuable) to prospects in the Regulation A offering or up to a maximum of 317,460 shares of Series m Preferred Stock at an exercise price equal to the price per share paid by the prospects in the offering. The expiration date of the warrant is five years from the qualification of the offering with the SEC. On December 17, 2017, the measurement date, the Company issued the Series m-1 warrant to the placement agent for the right to purchase 266,961 shares of the Company’s Series m-1 Preferred Stock at an exercise price of $3.00 per share with an expiration date of December 23, 2021. The Company currently has no shares of Series m-1 Preferred Stock issued or outstanding. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-1 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Regulation A offering. The Series m-1 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

40

NOTE 4: Capital Stock and Warrants (Continue)

On December 19, 2017, the Company issued warrants in connection with the Company’s Series m-3 financing under Regulation D to purchase an aggregate of 1,038,571 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

On January 16, 2018, March 16, 2018, and June 20, 2018, the Company issued warrants in connection with the Company’s Series m-3 financing to purchase an aggregate of 410,972 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

In connection with the Term Loan Agreement entered into in May 2018 (see Note 4 – Debt Obligations), the Company issued a warrant to purchase 77,413 shares of Class B Common Stock. The warrant has an exercise price of $1.26 per share and expires on the earlier of ten years from the date of the warrant and is subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. The Company determined the fair value of this warrant using the Black-Scholes option pricing model. The fair-value of the Series B warrant of $79,645 was recorded as a discount to the underlying loan at the execution date of the Term Loan Agreement resulting in the recognition of interest expense in the amount of $35,736 during the year ended December 31, 2018.

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance relate to outstanding preferred stock, warrants and stock options as follows:

December 31, 2018
Series A Preferred Stock	8,936,015
Series B Preferred Stock	4,653,583
Series m Preferred Stock	5,339,215
Series m-2 Preferred Stock	1,660,756
Series m-3 Preferred Stock	1,449,543
Series S Preferred Stock	348,637
Stock options to purchase common stock	4,167,924
Warrants outstanding for future issuance of convertible preferred stock and common stock	1,892,335
Stock options available for future issuance	4,861,890

Total shares of common stock reserved	33,309,898

41

NOTE 5. Share-Based Compensation

Equity Incentive Plans

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated, and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. Upon the termination of the 2014 Plan, all shares granted revert to the 2016 Plan. As of December 31, 2018, 4,861,890 shares were available for future grants under the 2016 Plan.

The Board may grant stock options under the 2016 Plan at a price of not less than 100% of the fair market value of the Company’s common stock on the date the option is granted. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of grant and generally have a term of ten years. Incentive stock options granted to employees who, on the date of grant, own stock representing more than 10% of the voting power of all of the Company’s classes of stock, are granted at an exercise price of not less than 110% of the fair market value of the Company’s common stock. The maximum term of incentive stock options granted to employees who, on the date of grant, own stock having more than 10% of the voting power of all the Company’s classes of stock, may not exceed five years. The Board of Directors also determines the terms and conditions of awards, including the vesting schedule and any forfeiture provisions. Options granted under the 2016 Plan may vest upon the passage of time, generally four years, or upon the attainment of certain performance criteria established by the Board of Directors. The Company may from time to time grant options to purchase common stock to nonemployees for advisory and consulting services. At each measurement date, the Company will remeasure the fair value of these stock options using the Black-Scholes option pricing model and recognize the expense ratably over the vesting period of each stock option award. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception.

Stock option activity under all of the Company’s equity incentive plans as of December 31, 2018 is as follows:

	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2017	1,936,014	2,693,800	$0.401	8.36
Authorized	1,748,814	-	-
Granted	-	-	-
Forfeited	352,917	(352,917)	0.559
Outstanding at December 31, 2017	2,288,931	2,340,883	0.378	6.88
Authorized	4,400,000	-
Granted	(2,096,000)	2,096,000	1.260
Forfeited	268,959	(268,959)	1.000
Outstanding at December 31, 2018	4,861,890	4,167,924	$0.780	6.61	$1,911,709

Vested and exercisable at December 31, 2018		2,301,135	$0.470	4.54

42

NOTE 5. Share-Based Compensation (Continue)

The weighted average grant date fair value of options granted during the year ended December 31, 2018 was $0.62 per share. No options were granted during the year ended December 31, 2017. There were no option exercises during the year ended December 31, 2018. The fair value of the shares subject to stock options that were vested at December 31, 2018 and 2017 was $507,842 and $130,517, respectively. As of December 31, 2018, the Company had unamortized stock-based compensation expense of $1,005,558 that will be recognized over the average remaining vesting term of options of 2.94 years.

The assumptions utilized for option grants during the years ended December 31, 2018 and 2017 are as follows:

	December 31,
	2018	2017

Risk-free interest rate	2.79-2.86%	-%
Expected dividend yield	-%	-%
Expected volatility	48.27%	-%
Expected term (in years)	6	-

A summary of stock-based compensation expense recognized in the Company’s statements of operations is as follows:

	Year ended December 31,
	2018	2017

Cost of services	$34,184	$40,247
Research and development	215,061	18,238
Sales and marketing	25,501	1,961
General and administrative	63,769	28,273
Total	$338,515	$88,719

NOTE 6: Employee Benefit Plan

The Company administers a 401(K) retirement plan (the “401(K) Plan”) in which all employees are eligible to participate. Each eligible employee may elect to contribute to the 401(K) Plan. During the years ended December 31, 2018 and 2017, the Company has made no matching contributions.

NOTE 7:  Income Taxes

The provision for income taxes consisted of the following:

	Years Ended December 31,
	2018	2017
Current:
Federal	$-	$-
State	800	800
Total	800	800

Deferred:
Federal	-	-
State	-	-
	-	-
Total provision for income taxes	$800	$800

43

NOTE 7:  Income Taxes (Continue)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented:

	December 31,
	2018	2017
Deferred tax assets:
Net operating loss carryforwards	$9,769,961	$6,064,041
Research and development credit carryforwards	725,739	535,797
Accruals and other	158,714	60,560
Amortization	46,033	45,055
Total deferred tax assets	10,700,447	6,705,553
Valuation allowance	(10,612,948)	(6,674,328)
Deferred tax assets After Valuation Allowance	87,500	31,225

Depreciation	(87,500)	(31,225)
Total deferred tax liabilities	(87,500)	(31,225)
Net deferred tax asset/(liability)	$-	$-

The Company considers all available evidence, both positive and negative, including historical levels of taxable income, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. At December 31, 2018 and 2017, based on the Company’s analysis of all available evidence, both positive and negative, it was considered more likely than not that the Company’s deferred tax assets would not be realized and, as a result, the Company recorded a full valuation allowance for its deferred tax assets. The valuation allowance increased $3,938,620 and $2,124,624 during the years ended December 31, 2018 and 2017, respectively.

As of December 31, 2018, the Company had U.S. federal net operating loss carryforwards amounts of approximately $36,640,000, which begin to expire in 2033. As of December 31, 2018, the Company had federal research and development tax credits of approximately $285,000 which begin to expire in 2033.

As of December 31, 2018, the Company had state net operating loss carryforwards amounts of approximately $26,310,000, which begin to expire in 2023. As of December 31, 2018, the Company had state research and development tax credits of approximately $757,000 which do not expire.

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was signed into law. Among other changes is a permanent reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. This change in tax rate resulted in a reduction in our net U.S. deferred tax assets before valuation allowance by $3.0 million, which was fully offset by our valuation allowance.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The Company’s accounting for the Tax Act is complete and the Company did not have any significant adjustments to provisional amounts recorded as of December 31, 2017.

Utilization of the federal and state net operating loss and federal and state research and development tax credit carryforwards may be subject to annual limitations due to the ownership percentage change provisions of the Internal Revenue Code Section 382 and similar state provisions. The annual limitations may result in the inability to fully offset future annual taxable income and could result in the expiration of the net operating loss carry forwards before utilization.

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NOTE 7:  Income Taxes (Continue)

The Company’s unrecognized tax benefits at December 31, 2018 relate entirely to research and development credits. The total amount of unrecognized tax benefits at December 31, 2018 is $181,124. If recognized, none of the unrecognized tax benefits would impact the effective tax rate because of the valuation allowance. The Company’s policy is to recognize interest and penalties to income taxes as components of interest expense and other expense, respectively. The Company did not accrue interest or penalties related to unrecognized tax benefits as of December 31, 2018. The Company does not anticipate any significant change within twelve months of this reporting date.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to examination by federal and California tax authorities. The Company is not currently under audit in any major tax jurisdiction.

NOTE 8: Related parties and related party transactions

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ADMs. The Company has paid to Konica Minolta $519,944 and $142,092 in service fees for the years ended December 31, 2018 and 2017, respectively. The Company had payables of $44,638 and $55,050 owed to Konica Minolta as of December 31, 2018 and 2017, respectively.

NOTE 9: Commitments and contingencies

Leases

The Company leases facilities for office space under non-cancelable operating lease agreements. The Company leases space for its corporate headquarters in Mountain View, California through August 2023.

The following are the future minimum lease obligations on the Company’s lease agreements as of December 31, 2018:

December 31,	Lease Obligations

2019	$675,080
2020	717,640
2021	733,600
2022	749,560
2023	506,800
$3,382,680

Rent expense totaled $721,874 and $593,224 for the years ended December 31, 2018 and 2017, respectively, included in the Company’s statements of operations. Rent expenses for the year ended December 31, 2018 included $112,017 rent expenses related to the Company’s New York showroom.

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NOTE 9: Commitments and contingencies (Continue)

Legal Matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of December 31, 2018 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with customers which generally include certain provisions for indemnifying customers against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at December 31, 2018 and 2017.

Sales Tax Contingencies

The Company has historically not collected state sales tax on the sale of its Machine-as-a-Service product offering but has paid sales tax and use tax on all purchases of raw materials. The Company’s Machine-as-a-Service product offering may be subject to sales tax in certain jurisdictions. If a taxing authority were to successfully assert that the Company has not properly collected sales or other transaction taxes, or if sales or other transaction tax laws or the interpretation thereof were to change, and the Company was unable to enforce the terms of their contracts with customers that give the right to reimbursement for the assessed sales taxes, tax liabilities in amounts that could be material may be incurred. Based on the Company’s assessment, the Company has recorded a sales tax liability of $206,766 and $80,095 at December 31, 2018 and 2017, respectively, which has been included on other current liabilities on the accompanying balance sheets. The Company continues to analyze possible sales tax exposure, but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position or cash flows.

NOTE 10: Subsequent Events

On February 28, 2019 the Company paid in full the outstanding loan with Silicon Valley Bank.

On February 28, 2019 the Company entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under this Financing Arrangement, the Company collateralized fifty (50) ADMs and have an initial repayment period of two years for a monthly fee of $121,129 per month plus tax and an option to purchase these ADMs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) the Company can elect to extend the repayment period for additional year at a monthly fee of $66,621 per month plus tax with an final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and or three-year repayment periods is 35% and 31%, respectively.

Management has evaluated subsequent events through April 29, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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Item 8. Exhibits.

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

2.1	Amended and Restated Certificate of Incorporation	1-U	2.1	July 10, 2018
2.2	Bylaws	1-A/A	2.2	December 7, 2016
6.1	2014 Equity Incentive Plan	1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement dated as of May 23, 2018, as amended	1-U	6.1	June 4, 2018
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company	1-SA	6.4	September 29, 2017
6.5	Lease Agreement dated January 14, 2018 between Terra Bella Partners LLC and the Company, as amended February 6, 2018	1-K	6.5	April 30, 2018

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on April 29, 2019.

Knightscope, Inc.

/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li

By William Santana Li, as Chief Executive Officer and Sole Director

Date: April 29, 2019

/s/ Marina Hardof

By Marina Hardof, as Chief Financial Officer and Principal Accounting Officer

Date: April 29, 2019

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